UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 8, 2006

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated March 8, 2006: RiT TECHNOLOGIES LTD. NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT dated March 8, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2006	RiT TECHNOLOGIES LTD. BY: /S/ Doron Zinger —————————————— Doron Zinger President, Chief Executive Officer

RiT TECHNOLOGIES LTD.

NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2006 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of RiT Technologies Ltd. (the “Company”) will be held on April 5, 2006 at 11:00 A.M. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To elect four (4) directors to the Board of Directors of the Company;

2.	To reappoint the Company’s independent auditors, KPMG Somech Chaikin until the next annual general meeting of Shareholders of the Company, and to authorize the Board of Directors to delegate to its Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

3.	To approve and ratify certain transactions with related parties;

4.	To approve the Company’s Directors and Officers’ Liability Insurance Policy;

5.	To amend the Company’s 2003 Share Option Plan in a manner that will allow for the increase in the number of the Company’s Ordinary Shares reserved under the plan and to approve an increase in the number of Ordinary Shares reserved under the plan;

6.	To approve amendments to the Company’s Articles of Association in order to incorporate certain provisions of recent amendments of the Israeli Companies Law, including amendments relating to the indemnification of directors and officers;

7.	Subject to the approval of the amendments to the Company’s Articles of Association relating to the indemnification of directors and officers, to approve amendments to the Company’s indemnification agreements in favor of the Company’s directors;

8.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2005; and

9.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 1, 2006 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

Yehuda Zisapel Chairman of the Board of Directors

Dated: March 8, 2006

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.1 nominal value (the “Ordinary Shares”), of RiT Technologies Ltd. (“RiT” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2006 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on April 5, 2006 at 11:00 A.M. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

The agenda of the Annual General Meeting is as follows:

1.	To elect four (4) directors to the Board of Directors of the Company;

2.	To reappoint the Company’s independent auditors, KPMG Somech Chaikin until the next annual general meeting of Shareholders of the Company, and to authorize the Board of Directors to delegate to its Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

3.	To approve the Company’s Directors and Officers’ Liability Insurance Policy;

4.	To approve and ratify certain transactions with related parties;

5.	To amend the Company’s 2003 Share Option Plan in a manner that will allow for the increase in the number of the Company’s Ordinary Shares reserved under the plan and to approve an increase in the number of Ordinary Shares reserved under the plan;

6.	To approve amendments to the Company’s Articles of Association in order to incorporate certain provisions of recent amendments of the Israeli Companies Law, including amendments relating to the indemnification of directors and officers;

7.	Subject to the approval of the amendments to the Company’s Articles of Associating relating to the indemnification of directors and officers, to approve amendments to the Company’s indemnification agreements in favor of the Company’s directors;

8.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2005; and

9.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

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Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 1, 2006 will be entitled to vote at the Annual General Meeting. Proxies are being mailed to shareholders on or about March 8, 2006, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company had outstanding on March 1, 2006, 14,639,907 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 35% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 1, 2006, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned	Beneficially Owned as Percent of Total Shares[1]

Yehuda Zisapel[2]	2,797,735	18.74%
Zohar Zisapel[3]	1,854,514	12.58%
Kern Capital Management LLC[4]	1,654,000	11.30%
Meir Barel[5]	915,686	6.25%
Austin W. Marxe and David M. Greenhouse[6]	2,767,875	18.22%
All directors and officers as a group
(fourteen persons including Yehuda Zisapel)	3,971,588	26.11%

(1)	Based on 14,639,907 Ordinary Shares outstanding as of March 1, 2006.
(2)	Includes 1,335,650 Ordinary Shares held of record by Retem Networks Ltd., of which Yehuda Zisapel is the beneficial owner.
(3)	Includes 430,571 Ordinary Shares and 100,893 warrants to purchase shares held of record by Lomsha Ltd., of which Zohar Zisapel is the beneficial owner.
(4)	Based on a Schedule 13G/A filed by Kern Capital with the U.S. Securities and Exchange Commission on February 14, 2006.
(5)	Based on a Schedule 13G/A filed by Meir Barel with the U.S. Securities and Exchange Commission on January 23, 2006.
(6)	Based on a Schedule 13G/A filed by Austin W. Marxe and David M. Greenhouse with the U.S. Securities and Exchange Commission on February 15, 2006.

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ITEM 1 – ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the Board of Directors is to consist of up to seven (7) directors. Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders. At the Annual General Meeting, shareholders will be asked to elect four (4) directors to the Company’s Board of Directors, aside from the two current external directors of the Company. The Company’s external directors, Mr. Israel Frieder and Mr. Hagen Hultzch, will continue to serve their second three-year term, which commenced in December 2004.

The Company’s Nominations and Compensation Committee and Board of Directors have proposed the following four (4) persons to serve as directors of the Company until the next Annual General Meeting, or their earlier resignation or removal:

Yehuda Zisapel Zohar Gilon Liora Katzenstein Meir Barel

A brief biography of each director nominee is set forth below.

The following information is supplied with respect to each person recommended to be elected by the Nominations and Compensation Committee and the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation or Employment with the Company	Age	Director Since	Percentage of Ordinary Shares Beneficially Owned as of February 15, 2006(3)
Yehuda Zisapel(1)	Founder and Director of RAD Data Communications Ltd.	63	1989	18.74%
Zohar Gilon(1) (2) (3)	Chief Executive Officer of Tamar Technology Ventures	58	1995	*
Liora Katzenstein(3)	President of Institute for the Study of Entrepreneurship and Management of Innovation	49	2003	*
Meir Barel(2)	Principal Managing Partner of Star Ventures	55	2004	6.25%

*	less than 1.0%
(1)	Member of the Share Incentive Committee.
(2)	Member of the Nominations and Compensation Committee.
(3)	Member of Audit Committee of the Board of Directors.
(4)	Includes options and warrants exercisable within 60 days of February 15, 2006.

Mr. Yehuda Zisapel is a co-founder of the Company and has served as the Company’s Chairman of the Board of Directors since its inception in 1989 and is also a director of RiT Technologies, Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd. (“RAD”), a leading worldwide data communications company headquartered in Israel, and Bynet Data Communications Ltd. (“BYNET”) and its subsidiaries. Mr. Zisapel is also the Chairman of the Board of Directors of RADWARE Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. The Company has certain dealings with companies belonging to the RAD BYNET Group. Mr. Zisapel has B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. degree in Business Administration from Tel Aviv University. Messrs. Yehuda Zisapel and Zohar Zisapel are brothers.

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Mr. Zohar Gilon has served as a director since 1995.  He serves as Managing General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the U.S.  From 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad.  Mr. Gilon serves as a director of other public companies, namely Ceragon Ltd. and Radcom Ltd., and several private companies.  Mr. Gilon is also a private investor in numerous high-technology companies, including affiliates of the Company’s in Israel. He holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Prof. Liora Katzenstein has served as a director since February 2003. Prof. Katzenstein divides her time between the worlds of business and academia. Her experience as Associate Dean of TISOM (Tel Aviv International School of Management), a private international business school in Tel Aviv, led directly to her initiative in bringing Swinburne University of Technology’s renowned Entrepreneurship and Innovation program to Israel in the framework of ISEMI (Institute for the Study of Entrepreneurship and Management of Innovation), where she serves as Founder and President since 1996. As one of the pioneers of entrepreneurial education in Israel and worldwide, she has published many articles and lectured on this and related subjects at most of Israel’s prestigious universities and management institutions as well as at major public organizations and private technology based corporations. She holds an MALD in Law and Diplomacy from Tufts University, Boston and a Visiting Doctoral Scholarship at the Harvard Graduate School of Business Administration, and a Ph.D. in International Economics from the University of Geneva. In addition, Prof. Katzenstein is a member of the Board of Directors of several companies including Polysac (Israel), OTI (NASDAQ) RADWare and RADVision (the latter two companies are part of the RAD BYNET Group). Past directorships include: Clal Industries & Investments, Discount Issuers Ltd., Bezeq Globe, Amanet, and more.

Dr. Meir Barel has been a director since February 2, 2004. Dr. Barel, the principal managing partner of STAR Ventures, has been active for more than twenty years in venture capital investments in Israel, the United States, Germany and other European countries. From 1986 until 1992, Dr. Barel served as investment manager and later managing partner of TVM Techno Venture Management GmbH & Co. KG, one of the largest venture capital companies in Germany. Dr. Barel established STAR at the beginning of 1992 with the objective of actively investing in Israel-related companies. Since then, STAR has made more than 180 investments and had over 55 exits in the form of IPO or sale to other corporations. Dr. Barel holds a master’s degree and a doctorate (Dr.-Ing.) in electrical engineering from the Department of Data Communication at the Technical University in Aachen, Germany.

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Yehuda Zisapel be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

“RESOLVED, that Zohar Gilon be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

“RESOLVED, that Liora Katzenstein be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or her earlier resignation or removal, effective immediately;” and

“RESOLVED, that Meir Barel be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately.”

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named in this Proxy Statement and the approval of the proposed resolutions.

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ITEM 2 – REAPPOINTMENT OF INDEPENDENT AUDITORS

KPMG Somech Chaikin, Certified Public Accountants (Israel), was nominated by the Board of Directors of the Company and the Audit Committee thereof for reappointment as independent auditors of the Company until the Company’s next annual meeting of shareholders. KPMG Somech Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors and, to a limited extent, as tax consultants. The Board of Directors and the Audit Committee thereof believe that such limited non-audit function does not affect the independence of KPMG Somech Chaikin.

At the Annual General Meeting, the shareholders will be asked to approve the reappointment of KPMG Somech Chaikin as the Company’s independent auditors until the next annual general meeting of Shareholders of the Company and to authorize the Board of Directors to delegate to its Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002, the authority to fix the compensation of the auditors in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, KPMG Somech Chaikin, be, and they hereby are, reappointed as the independent auditors of the Company until the Company’s next annual general meeting of shareholders, and that the Board of Directors be, and it hereby is, authorized to delegate the authority to fix the compensation of the independent auditors, in accordance with the volume and nature of their services, to the Audit Committee thereof.”

The Board of Directors recommends a vote FOR the reappointment of KPMG Somech Chaikin as independent auditors until the Company’s next annual meeting of shareholders and the approval of the proposed resolution.

ITEM 3 – APPROVAL OF THE COMPANY’S DIRECTORS AND OFFICERS’
LIABILITY INSURANCE POLICY

The Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of the Company’s officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Companies Law, the insurance of directors and officers requires the approval of the Company’s Audit Committee, Board of Directors and shareholders.

On July 19, 2005, the Company’s Audit Committee and Board of Directors approved to extend the term of a directors and officers’ liability insurance policy from NIC Insurance Company for the period commencing on July 20, 2005 and ending on July 20, 2006. The coverage under the policy is $5,000,000; the premium paid by the Company is $65,000 per annum (compared to $115,000 in 2004, due to a decrease in premiums) and the Company contribution for each securities claim under the policy is $250,000.

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The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter. In addition, since as of the date hereof, Messrs. Yehuda and Zohar Zisapel, who are brothers, and Dr. Barel own an aggregate of 37% of the Company’s outstanding Ordinary Shares and therefore, may be deemed collectively a “controlling shareholder” of the Company (as such term is defined in the Companies Law), a special majority vote is required for approval of the coverage of the directors Messrs. Yehuda Zisapel and Dr. Barel. With respect to the coverage of such directors, the affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a “personal interest” in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of the Company’s Ordinary Shares.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the term of the directors and officers’ liability insurance policy from NIC Insurance Company with aggregate coverage of $5,000,000, for the period commencing on July 20, 2005 and ending on July 20, 2006, as further described in Item 3 of the Company’s Proxy Statement, and the renewal thereafter from time to time, or the purchase of a new policy from another reputable insurance company, in each case on substantially the same terms thereof, for the benefit of all directors and officers of the Company that may serve from time to time, whether or not they are “controlling shareholders” of the Company, is hereby approved.”

The Board of Directors recommends a vote FOR the approval of the Company’s Directors and Officers Liability Insurance Policy and the approval of the proposed resolution.

ITEM 4 – APPROVAL AND RATIFICATION OF TRANSACTIONS WITH CERTAIN RELATED
PARTIES

Mr. Yehuda Zisapel and Mr. Zohar Zisapel, who are brothers, are founders and principal shareholders of the Company. Mr. Yehuda Zisapel is a director of the Company and Mr. Zohar Zisapel was a director until December 1, 2003. They are also the founders, directors and principal shareholders of several other companies which, together with the Company and their respective subsidiaries and affiliates, are known as the RAD-BYNET Group. The Company has entered into certain transactions with members of the RAD-BYNET Group, as follows:

1.	The rental of an aggregate of 25,758 square feet of office, manufacturing and warehousing premises in Tel Aviv from Zisapel Properties (1992) Ltd., and Klil and Michael Properties (1992) Ltd. (affiliates of Yehuda Zisapel and Zohar Zisapel, respectively); and

2.	The rental by RiT Technologies Inc. of 606 square feet of office premises in Mahwah, New Jersey from RAD Data Communications Inc. (“RAD Inc.”) and the receipt of various administrative services from RAD Inc.; and

3.	The provision of personnel and administrative services to the Company by RAD and/or BYNET and the reimbursement to RAD and/or BYNET for their providing such services; and

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4.	Arrangement between the Company and Bynet Systems Applications Ltd. (“Bynet Applications”) according to which Bynet Applications will market on a non-exclusive basis certain products of the Company in Israel.

The Company believes that the terms of these transactions are beneficial to it and generally no less favorable than the terms which might be available from unaffiliated third parties.

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter. In addition, since Yehuda Zisapel and Mr. Zohar Zisapel, who together own approximately 31% of the Ordinary Shares, and who are parties to the said transactions, may be deemed collectively a “controlling shareholder” of the Company (as such term is defined in the Companies Law), the affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a “personal interest” in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of the Company’s Ordinary Shares.

Mr. Yehuda Zisapel and Mr. Zohar Zisapel are deemed to have a personal interest in this resolution.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the transactions with interested parties described in Item 4 of the Company’s Proxy Statement in connection with the 2006 Annual General Meeting of Shareholders of the Company are hereby approved and ratified in all respects; including any amendments, supplements and extensions thereto that do not materially increase the obligations of the Company and that are approved by the Audit Committee and Board of Directors of the Company.”

The Board of Directors recommends a vote FOR the approval of certain transactions with related parties and approval of the proposed resolution. Since Mr. Yehuda Zisapel has an interest in the foregoing proposed resolution, he did not participate in the discussion or vote with respect to such resolution.

ITEM 5 – APPROVAL OF AN AMENDMENT TO THE COMPANY'S 2003 SHARE OPTION PLAN
TO ALLOW FOR AN INCREASE TO THE NUMBER OF SHARES RESERVED
UNDER THE PLAN AND AN INCREASE IN SUCH NUMBER

On July 20, 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan (the “2003 Plan”), pursuant to which an aggregate of 2,736,666 Ordinary Shares of the Company have been reserved for the grant of options under the 2003 Plan together with the Key Employee Share Incentive Plan (1996) and the Directors Share Incentive Plan, of which the Company has granted options to purchase 1,817,375 Ordinary Shares at a weighted average exercise price of $1.83 per Ordinary Share. Because, among other things, the Company intends to grant further options under the Plan to its directors, executive officers and employees, the Board of Directors resolved to amend the 2003 Plan in a manner that will allow for the increase of the number of Ordinary Shares reserved under the Plan and to approve the increase of the number of Ordinary Shares reserved under the 2003 Plan by an additional 500,000 Ordinary Shares.

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting in this matter is required for the approval of this matter.

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It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to amend the 2003 Plan in a manner that will allow for the increase of the number of Ordinary Shares reserved under the 2003 Plan and to approve the increase in the number of Ordinary Shares reserved under the 2003 Plan by 500,000 Ordinary Shares.”

The Board of Directors recommends a vote FOR the approval of the amendment to the Company’s 2003 Share Options Plan and to the increase of the number of Ordinary Shares reserved under the 2003 Plan and approval of the proposed resolution.

ITEM 6 – APPROVAL OF AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION
IN ORDER TO INCORPORATE CERTAIN PROVISIONS OF RECENT AMENDMENTS OF THE
ISRAELI COMPANIES LAW

In March 2005, several sections of the Companies Law were amended.  Some of these amendments relate to issues contained in the Company’s Articles of Association. The Company therefore proposes to amend its Articles of Association accordingly. If the proposed amendments to the Company’s Articles of Association are approved, the Company will restate its Articles of Association.

Indemnification of Officers and Directors. Prior to the March 2005 amendments, the Companies Law authorized a company, subject to certain limitations, to indemnify an officer or director of the company by reason of acts or omissions committed in his or her capacity as an officer or director of the company for:

—	a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator’s award approved by court; and
—	reasonable litigation expenses, including attorney’s fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

The March 2005 amendment added an additional category of indemnifiable expenses:  reasonable litigation expenses, including attorney’s fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

A company may indemnify an officer or director after the fact, to the extent it is approved by the internal audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances.  The March 2005 amendment modifies this condition.  It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into.  In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria.  Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances.  The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

Financial Statements. Although in the past the Company mailed printed copies of its financial statements to its Shareholders, the Company believes that this is no longer necessary in the age of the Internet. Accordingly, the Company will make its annual consolidated financial statements available on its website at www.rittech.com.

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Under a recent amendment to the Companies Law, an Israeli public company whose shares are traded only on a stock exchange outside of Israel – such as the Company – must, unless its articles of association provide otherwise, mail a copy of its annual financial statements to each shareholder entitled to receive notice of a general meeting no later than 14 days prior to the date of the general meeting.

Accordingly, in the interests of efficiency and economy, the Company wishes to amend its Articles of Association to provide that it will make copies of its annual consolidated financial statements available for inspection by Shareholders, but that it will not be required to send printed copies to its Shareholders except upon specific request. The Company will make its annual consolidated financial statements available on its website. Shareholders will also be able to inspect the Company’s annual consolidated financial statements in person at its principal offices, and the Company will mail printed copies of its annual consolidated financial statements upon request. The Company has received an exemption from the requirement to distribute an annual report to its shareholders prior to its annual general meeting of shareholders in accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of the NASDAQ Stock Market.

Alternate Directors. The Companies Law authorizes directors to appoint alternate directors in their stead, provided that the company’s articles of association so permit. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director of the company or an alternate director of another director of the company. The appointment of an alternate director does not absolve the appointing director of his or her responsibilities. The appointment may be general (for an indefinite period and for all purposes) or may be limited to a specific period of time or restricted to a specific meeting or board action. At present, none of the directors of the Company has appointed an alternate director pursuant to a general appointment. However, members of the Company’s Board of Directors may, from time to time, appoint alternate directors for a specific meeting or board action.

The March 2005 amendment to the Companies Law prohibits an external director from appointing an alternate director, except that, under certain conditions, an external director may appoint another external director to serve as an alternate member of a committee of the board of directors on which he or she is not a member. In addition, the March 2005 amendment permits a director to serve as an alternate member of a committee of the board of directors on which he or she is not a member.

Board Action without a Meeting. The March 2005 amendment to the Companies Law clarifies that, unless the articles of association provide otherwise, the board of directors is entitled to adopt a resolution without convening a meeting if all the directors entitled to vote thereon agree not to convene a meeting on that subject. The majority required to pass such a resolution is the same majority required to pass resolutions at meetings. Currently, the Company’s Articles of Association allow the Board of Directors to adopt a resolution without a meeting only if all the directors entitled to vote thereon consent to such resolution.

Election of Directors as of a Later Date. The Company proposes to amend its Articles of Association to permit the commencement of the term of a director as of a date later than the date of the shareholder resolution electing such director, if provided for in the shareholder resolution. Since the term of an external director under the Companies Law is three years, this may be necessary, for example, if the Company holds an annual general meeting at which an external director is proposed to be re-elected for a second term prior to the expiration of his or her first term.

The full text of the proposed Amended and Restated Articles of Association is set forth in Appendix A hereto.

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter. In addition, with respect to the proposed amendment of the provisions relating to indemnification, since the members of the Company’s Board of Directors and the officers of the Company who are beneficiaries of the above-mentioned amendments may be deemed collectively a “controlling shareholder” of the Company (as such term is defined in the Companies Law), the affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a “personal interest” in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of the Company’s Ordinary Shares.

9

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s Articles of Association be amended and restated as set forth in Appendix A attached to the Proxy Statement in connection with the 2006 Annual General Meeting of Shareholders of the Company.”

The Board of Directors recommends a vote FOR the approval of amendments to the Company’s Articles of Association and the approval of the proposed resolution.

ITEM 7 – APPROVAL OF AMENDMENTS TO THE INDEMNIFICATION AGREEMENTS IN
FAVOR OF THE COMPANY’S DIRECTORS

The Companies Law and the Company’s Articles of Association permit the indemnification of office holders of the Company. The Company has provided indemnification agreements in favor of the Company’s directors in a form that was approved by the shareholders in 2003.  In light of the March 2005 amendments to the Companies Law described in Item 6 of this Proxy Statement, the Company’s Audit Committee and Board of Directors have approved modifications to such indemnification agreements, in the form of the revised agreement attached as Appendix B hereto, to ensure that the Company’s directors have indemnification to the fullest extent permitted by law. The Company’s indemnification agreements do not exempt the directors from liability for breaches of their duty of care.

The amendment to the indemnification agreements will not be made if the proposed related amendments to the Company’s Articles of Association in Item 7 of this Proxy Statement are not approved.

The Board of Directors believes that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter. In addition, since as of the date hereof, Messrs. Yehuda Zisapel and Zohar Zisapel, who are brothers, and Barel own an aggregate of 37% of the Company’s outstanding Ordinary Shares and therefore, may be deemed collectively a “controlling shareholder” of the Company (as such term is defined in the Companies Law), a special majority vote is required for approval of the coverage of the directors Messrs. Yehuda Zisapel and Dr. Barel. With respect to the coverage of such directors, the affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a “personal interest” in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of the Company’s Ordinary Shares.

10

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s amended indemnification agreement, a form of which is attached hereto as Appendix B, in favor of its directors who may serve from time to time, whether or not they are deemed to be “controlling shareholders” of the Company, is hereby ratified and approved.

The Board of Directors recommends a vote “FOR” the amendments to the Company’s indemnification agreements and the approval of the proposed resolution.

ITEM 8 – CONSIDERATION OF THE FINANCIAL STATEMENTS

        A copy of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2005 are enclosed herewith, but do not constitute a part of the proxy solicitation material. At the Annual General Meeting, the financial statements will be presented for discussion, as required by the Companies Law.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Yehuda Zisapel Chairman of the Board of Directors

Dated: March 8, 2006

11

APPENDIX A

THE COMPANIES LAW

A COMPANY LIMITED BY SHARES

FIRST AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF

RiT TECHNOLOGIES LTD.

GENERAL PROVISIONS

1.	Object and Purpose of the Company

    (a)        The object and purpose of the Company shall be as set forth in the Company’s Memorandum of Association, as the same shall be amended from time to time in accordance with applicable law.

    (b)        In accordance with Section 11(a) of the Companies Law 5759 – 1999 (the “Companies Law”), the Company may contribute a reasonable amount to a worthy cause.

2.	Limitation of Liability

        The liability of the shareholders is limited to the payment of the nominal value of the shares in the Company allotted to them and which remains unpaid, and only to that amount. If the Company’s share capital shall include at any time shares without a nominal value, the shareholders’ liability in respect of such shares shall be limited to the payment of up to NIS 0.01 for each such share allotted to them and which remains unpaid, and only to that amount.

3.	Interpretation

    (a)        Unless the subject or the context otherwise requires: words and expressions used herein which are defined in the Memorandum of Association of the Company shall have the meanings therein defined, and words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings herein; words and expressions importing the singular shall include the plural and vice versa; words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

    (b)        The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

3A	Amendment

        The approval of a resolution adopted in a General Meeting approved by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon (a “Shareholders’ Resolution”) is required to approve any amendment to these Articles of Association.

SHARE CAPITAL

4.	Share Capital

        The share capital of the Company is four hundred thousand New Israeli Shekels (NIS 400,000) divided into thirty-nine million nine hundred seventy-nine thousand seven hundred and seventy (39,979,770) Ordinary Shares, par value NIS 0.10 each, and twenty thousand two hundred and thirty (20,330) Deferred Shares, par value 0.10 NIS each. The Ordinary Shares confer upon their holders the rights described in these Articles. Notwithstanding any other provision of these Articles, the Deferred Shares confer upon their holders no rights other than the right to their par value upon liquidation of the Company.

5.	Increase of Share Capital

    (a)        The Company may, from time to time, by a Shareholders Resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

    (b)        Except to the extent otherwise provided in such resolution, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

6.	Special Rights; Modifications of Rights

    (a)        Without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by Shareholders Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b)

    (i)         If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by Shareholders Resolution, subject to the sanction of a resolution passed by a majority of the holders of a majority of the shares of such class present and voting at a separate General Meeting of the holders of the shares of such class.

(ii) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class.

    (iii)        Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

7.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

    (a)        The Company may, from time to time, by Shareholders Resolution (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

(i) consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares,

    (ii)        subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles of Association (subject, however, to the provisions of the Companies Law), and the Shareholders Resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares,

    (iii)        cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled, or

(iv) reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by law.

    (b)        With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii) allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii) redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

    (iv)        cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 7(b)(iv).

SHARES

8.	Issuance of Share Certificates; Replacement of Lost Certificates

    (a)        Share certificates shall be issued under the seal or stamp of the Company and shall bear the signature of one Director, or of any other person or persons authorized thereto by the Board of Directors.

    (b)        Each holder of shares shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if reasonably requested by such member, to several certificates, each for one or more of such shares.

    (c)        A share ceregistered in the names of two or more persons shall be delivered to the person first named in the Registrar of Members in respect of such co-ownership.

    (d)        If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

    (e)        The Company may issue bearer shares.

9.	Registered Holder

        Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

10.	Allotment of Shares

        The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board of Directors may think fit.

11.	Payment in Installments

        If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share of the person(s) entitled thereto.

12.	Calls on Shares

    (a)        The Board of Directors may, from time to time, make such calls as it may think fit upon holders of shares in respect of any sum unpaid in respect of shares held by such holders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each such holder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

    (b)        Notice of any call shall be given in writing to the holder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made, provided, however, that before the time for any such payment, the Board of Directors may, by notice in writing to such holder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place. In the event of a call payable in installments, only one notice thereof need be given.

    (c)        If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

    (d)        The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

    (e)        Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

    (f)        Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

13.	Prepayment

        With the approval of the Board of Directors, any holder of shares may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

14.	Forfeiture and Surrender

    (a)        If any holder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys’ fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

    (b)        Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such holder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall estop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

    (c)        Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

    (d)        The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

    (e)        Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

    (f)        Any holder whose shares have been forfeited or surrendered shall cease to be a holder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the holder in question (but not yet due) in respect of all shares owned by such holder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

    (g)        The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullifishall estop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.

15.	Lien

    (a)        Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each holder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends from time to time declared in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

    (b)        The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such holder, his executors or administrators.

    (c)        The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such holder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the holder, his executors, administrators or assigns.

16.	Sale after Forfeiture or Surrender or in Enforcement of Lien

        Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint some person to execute an instrument of transfer of the shares so sold and cause the purchaser’s name to be entered in the Register of Members in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after his name has been entered in the Register of Members in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.	Redeemable Shares

        The Company may, subject to applicable law, issue redeemable shares and redeem the same.

18.	[reserved]

TRANSFER OF SHARES

19.	Effectiveness and Registration

        No transfer of shares shall be registered unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company or its agent, together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.

20.	Record Date for General Meetings

        Notwithstanding any provision to the contrary in these Articles, for the determination of the holders entitled to receive notice of and to participate in and vote at a General Meeting, or to express consent to or dissent from any corporate action in writing, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of shares of the Company, the Board of Directors may fix, in advance, a record date, which, subject to applicable law, shall not be earlier than ninety (90) days prior to the General Meeting or other action, as the case may be. No persons other than holders of record of Ordinary Shares as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right, as the case may be. A determination of holders of record with respect to a General Meeting shall apply to any adjournment of such meeting, provided that the Board of Directors may fix a new record date for an adjourned meeting.

TRANSMISSION OF SHARES

21.	Decedents’ Shares

    (a)        In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

    (b)        Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a holder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

22.	Receivers and Liquidators

    (a)        The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

    (b)        The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

23.	Annual General Meeting

        An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or without the State of Israel as may be determined by the Board of Directors.

24.	Extraordinary General Meetings

        All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings.” The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Sections 63(b)(1) or (2) and 63(c) of the Companies Law.

25.	Notice of General Meetings

        The Company is not required to give notice under Section 69(b) of the Companies Law. The Company is required to such give prior notice of a General Meeting as required by law or applicable stock exchange rules, but in any event not less than seven (7) days. The accidental omission to give notice of a meeting to any shareholder or the non-receipt of notice by one of the shareholders shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

26.	Quorum

    (a)        Two or more holders of Ordinary Shares (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least 35% of the voting power of the Company (subject to rules and regulations, if any, applicable to the Company), shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

    (b)        If within an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 63(b)(1) or(2), 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two (2) holders of Ordinary Shares (not in default as aforesaid) present in person or by proxy, shall constitute a quorum (subject to rules and regulations, if any, applicable to the Company).

    (c)        The Board of Directors may determine, in its discretion, the matters that may be voted upon at the meeting by proxy in addition to the matters listed in Section 87(a) to the Companies Law.

27.	Chairman

        The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company. If there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the holders of Ordinary Shares present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a holder of Ordinary Shares or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

28.	Adoption of Resolutions at General Meetings

    (a)        Unless otherwise indicated herein, a Shareholders Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

    (b)        A Shareholders Resolution approving a merger (as defined in the Companies Law) of the Company shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

    (c)        Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any holder of Ordinary Shares present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another holder of Ordinary Shares may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

    (d)        A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

29.	Resolutions in Writing

        A resolution in writing signed by all holders of Ordinary Shares of the Company then entitled to attend and vote at General Meetings or to which all such holders of Ordinary Shares have given their written consent (by letter, facsimile [telecopier], telegram, telex or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

30.	Power to Adjourn

    (a)        The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

    (b)        It shall not be necessary to give any notice of an adjournment, whether pursuant to Article 26(b) or Article 30(a), unless the meeting is adjourned for thirty (30) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

31.	Voting Power

        Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every holder of Ordinary Shares shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by written ballot or by any other means.

32.	Voting Rights

    (a)        No holder of Ordinary Shares shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid, but this Article shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 6(b).

    (b)        A company or other corporate body being a holder of Ordinary Shares of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any meeting of the Company. Any person so authorized shall be entitled to exercise on behalf of such holder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

    (c)        Any holder of Ordinary Shares entitled to vote may vote either personally or by proxy (who need not be a holder of the Company), or, if the holder is a company or other corporate body, by a representative authorized pursuant to Article 32(b).

    (d)        If two or more persons are registered as joint holders of any Ordinary Share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

PROXIES

33.	Instrument of Appointment

    (a)        The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I _____________________ of __________________________________ (Name of Shareholder) (Address of Shareholder)
being a member of ___________________________ hereby appoint (Name of the Company)
________________________of _____________________________ (Name of Proxy) (Address of Proxy)
as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of ___________, 19__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 19__.

—————————————— (Signature of Appointer)”

or in any usual or common form or in such other form as may be approved by the Board of Directors. It shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

    (b)        The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company(at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than two (2) hours (or not less than twenty-four (24) hours with respect to a meeting to be held outside of Israel) before the time fixed for the meeting at which the person named in the instrument proposes to vote.

34.	Effect of Death of Appointor or Revocation of Appointment

        A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing holder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing holder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.

BOARD OF DIRECTORS

35.	Powers of Board of Directors

(a)	In General

The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)	Borrowing Power

The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)	Reserves

The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall think fit, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.	Exercise of Powers of Directors

    (a)        A meeting of the Board of Directors at which a quorum is present (in person, by means of a conference call or any other device allowing each director participating in such meeting to hear all the other directors participating in such meeting) shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

    (b)        A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

    (c)        A resolution may be adopted by the Board of Directors without convening a meeting if ~~(i) in writing signed by~~ all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee [“Va’adat Bikoret”], and in the absence of such determination - by the Chairman of the Board of Directors) ~~or to which all such Directors~~ have given their consent ~~(by letter, telegram, telex, facsimile [telecopier] or otherwise~~in any manner whatsoever) not to convene a meeting~~, or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held~~ Such a resolution shall be adopted if approved by a simple majority of the Directors entitled to vote thereon (as determined as aforesaid). The Chairman of the Board of Directors shall sign any resolutions so adopted, including the decision to adopt said resolutions without a meeting.

37.	Delegation of Powers

    (a)        The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

    (b)        Without derogating from the provisions of Article 50, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may think fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it thinks fit.

    (c)        The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it thinks fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may think fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.	Number of Directors

        The Board of Directors shall consist of such number of Directors (not less than three (3) nor more than seven (7)) as may be determined by Shareholder Resolution of the Company.

39.	Election and Removal of Directors

    (a)        If at any time, the Company shall be required to appoint independent or external directors such as a public director or directors of any other type as may be required by law (“External Directors”) such directors shall serve on the Board according to the number required by law. External Directors will be appointed and removed pursuant to and shall be governed by the relevant provisions of the law which applies to External Directors. If permitted by applicable law, External Directors will be appointed by the Board.

    (b)        The members of the Board of Directors shall be called Directors, and other than External Directors (who will be chosen and appointed, and whose term will expire, in accordance with applicable law,) they shall be appointed in accordance with the provisions of this Article.

    (c)        Directors (other than External Directors) shall be elected at the Annual General Meeting by the voteof the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, or by the Board of Directors. In the event that Directors are appointed by the Board of Directors, such Directors shall be adopted by Shareholders’ Resolution at the first extraordinary or annual general meeting of the shareholders following the date upon which the Director was appointed by the Board of Directors. Each Director shall serve, subject to Article 42 hereof, and with respect to a Director appointed pursuant to Article 41 hereof, subject to such Article, until the Annual General Meeting next following the Annual General Meeting at which such Director was appointed, or his earlier removal pursuant to this Article 39. The shareholders shall be entitled to remove any Director(s) from office, all subject to applicable law. Notwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the Shareholder Resolution electing said Director, if so specified in said Shareholder Resolution.

40.	Qualification of Directors

        No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.	Continuing Directors in the Event of Vacancies

        In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and may temporarily fill any such vacancy until the next Annual General Meeting, provided, however, that if they number less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency, and may call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting.

42.	Vacation of Office

    (a)        The office of a Director shall be vacated, ipso facto, upon his death, or if he be found lunatic or become of unsound mind, or if he becomes bankrupt, or, if the Director is a company, upon its winding-up.

    (b)        The office of a Director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

43.	Remuneration of Directors

        No Director shall be paid any remuneration by the Company for his services as Director except as may be approved by the Company in a General Meeting (including, but not limited to, the grant of options for the Company’s shares) and except for reimbursement of reasonable expenses incurred in connection with carrying out his duties as a Director.

44.	Conflict of Interests

        Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Director in which contract or business such Director has a personal interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a Director has a personal interest, directly or indirectly.

45.	Alternate Directors

    (a)        A Director may, by written notice to the Company, appoint a natural person ~~who is not a Director~~ as an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, but will expire upon the expiration of the appointing Director’s term, and shall be for all purposes.

    (b)        Any notice given to the Company pursuant to Article 45(a) shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

    (c)        An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present.

    (d)        An Alternate Director shall alone be responsible for his own acts and defaults, and he shall not be deemed the agent of the Director(s) who appointed him.

    (e)        Any person that meets the qualifications of Director under the Companies Law may act as an Alternate Director and notwithstanding Article 45(a), (i) no person shall be appointed as the Alternate Director for more than one Director and (ii) except as otherwise specifically permitted by the Companies Law, (A) no External Director may appoint an Alternate Director and (B) no Director may serve as an Alternate Director.

    (~~e~~f)        The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceases to be a Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

46.	Meetings

    (a)        The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors think fit. Notice of the meetings of the Board of Directors shall be sent to each Director at the last address that the Director provided to the Company, or via telephone, facsimile or e-mail message.

    (b)        Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than four (4) days’ notice (oral or written) shall be given of any meeting so convened. The failure to give notice to a Director in the manner required hereby may be waived by such Director.

47.	Quorum

        Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence of a majority of the Directors then in office who are lawfully entitled to participate in the meeting (as conclusively determined by the Chairman of the Audit Committee and in the absence of such determination - by the Chairman of the Board of Directors), but shall not be less than two.

48.	Chairman of the Board of Directors

        The Board of Directors may from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting, or if he is unwilling to take the chair, the Directors present shall choose one of their number to be the chairman of such meeting.

49.	Validity of Acts Despite Defects

        Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

GENERAL MANAGER

50.	General Manager

        The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as General Manager(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including Managing Director, President, Director General or any similar or dissimilar title) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

MINUTES

51.	Minutes

    (a)        Minutes of each General Meeting and of each meeting of the Board of Directors shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

    (b)        Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facia evidence of the matters recorded therein.

DIVIDENDS

52.	Declaration and Payment of Dividends

        The Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified. The Board of Directors shall determine the time for payment of such dividends, and the record date for determining the shareholders entitled thereto.

53.	[Deleted]

54.	Amount Payable by Way of Dividends

        Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the members entitled thereto in proportion to their respective holdings of the shares in respect of which such dividend is being paid.

55.	Interest

        No dividend shall carry interest as against the Company.

56.	Payment in Specie

        Upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.

57.	Capitalization of Profits, Reserves etc.

        Upon the resolution of the Board of Directors, the Company -

    (a)        may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and

    (b)        may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

58.	Implementation of Powers under Articles 56 and 57

        For the purpose of giving full effect to any resolution under Articles 56 or 57, and without derogating from the provisions of Article 7(b) hereof, and subject to applicable law, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

59.	Deductions from Dividends

        The Board of Directors may deduct from any dividend or other moneys payable to any member in respect of a share any and all sums of money then payable by him to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

60.	Retention of Dividends

    (a)        The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

    (b)        The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a member, or which any person is, under said Articles, entitled to transfer, until such person shall become a member in respect of such share or shall transfer the same.

61.	Unclaimed Dividends

        All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

62.	Mechanics of Payment

        Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check or warrant shall be sent at the risk of the person entitled to the money represented thereby.

63.	Receipt from a Joint Holder

        If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

64.	Books of Account

        The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders Resolution. The Company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to shareholders, except upon request.

65.	Audit

        At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

66.	Auditors

        The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law. The Audit Committee of the Company shall have the authority to fix, in its discretion, the remuneration of the auditor(s) for the auditing services.

BRANCH REGISTERS

67.	Branch Registers

        Subject to and in accordance with the provisions of the Companies Law and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

RIGHTS OF SIGNATURE, STAMP AND SEAL

68.	Rights of Signature, Stamp and Seal

    (a)        The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

    (b)        The Company shall have at least one official stamp.

    (c)        The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

NOTICES

69.	Notices

    (a)        Any written notice or other document may be served by the Company upon any shareholder either personally, or by facsimile transmission, or by sending it by prepaid mail (airmail or overnight air courier if sent to an address on a different continent from the place of mailing) addressed to such shareholder at his address as described in the Register of Members or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company, or by facsimile transmission, or by sending it by prepaid registered mail (airmail or overnight air courier if posted outside Israel) to the Company at its Registered Address. Any such notice or other document shall be deemed to have been served (i) in the case of mailing, two (2) business days after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than two (2) days or seven (7) days, as the case may be, after it has been posted; (ii) in the case of overnight air courier, on the third (3rd) business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three (3) business days after it has been sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such shareholder (or to the Secretary or the General Manager); (iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation by the recipient’s facsimile machine that such notice was received by the addressee. The mailing or publication date and the date of the meeting shall be counted as part of the days comprising any notice period. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 69(a).

    (b)        All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

    (c)        Any shareholder whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

    (d)        Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published in two (2) daily newspapers in the State of Israel, if at all, shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Members (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel.

        Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published in one (1) daily newspaper in the United States shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.

INSURANCE AND INDEMNITY

70.	Exculpation, Indemnity and Insurance

    (a)        For purposes of these Articles, the term “Office Holder” shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as “Nosei Misra” in the Companies Law.

    (b)        Subject to the provisions of the Companies Law, the Company may prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

    (c)        Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i) a financial obligation imposed on or incurred by him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

    ~~(iii)~~(ii)        reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

    (iii)        reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

        The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that in respect of Article 70(c)(i),the undertaking is limited to ~~categories of~~ events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

    (d)        Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

(i) a breach of his duty of care to the Company or to another person;

    (ii)        a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii) a financial obligation imposed on him in favor of another person.

    (e)        The provisions of Articles 70(a), 70(b) and 70(c) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

WINDING UP

71.	Winding Up

    (a)        A resolution adopted in a General Meeting approved by 75% of the voting shares represented at such meeting in person or by proxy is required to approve the winding up of the Company.

    (b)        If the Company be wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the members shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

APPENDIX B

DIRECTOR AND OFFICER
INDEMNITY AGREEMENT

AGREEMENT, dated as of ________ ___, 2006, between RiT Technologies Ltd., an Israeli company (the “Company”), and _______________, an Office Holder of the Company (the “Indemnitee”).

WHEREAS,     Indemnitee is an Office Holder of the Company;

WHEREAS,     both the Company and Indemnitee recognize the risk of litigation and other claims being asserted against Office Holders of public companies;

WHEREAS,     the Articles of Association of the Company authorize the Company to indemnify directors; and

WHEREAS,     in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and Indemnitee’s reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection promised by the Articles of Association will be available to Indemnitee (regardless of, among other things, any amendment to or revocation or any change in the composition of the Company’s Board of Directors or acquisition of the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the full extent (whether partial or complete) permitted by law and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of Indemnitee continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	CERTAIN DEFINITIONS

1.1.	Change in Control: shall be deemed to have occurred if: (i) any “person” (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets.

1.2.	Company: means RiT Technologies Ltd., and for the purpose of Section 2 and the Events listed in Schedule A shall include subsidiaries, affiliates, local branches and representative offices of RiT Technologies Ltd.

1.3.	Office Holder: as such term is defined in the Companies Law – 5759–1999, which term includes directors and certain senior officers.

1.4.	Events: mean events which were determined by the Companies Board of Directors as foreseeable events which may expose the Indemnitee to liability or expense, as detailed in Schedule A to this Agreement.

1.5.	Position: means the position of an Office Holder in the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof.

2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1.	The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on him/her with respect to the following:

2.1.1.	monetary liability imposed on or incurred by an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that such Office Holder performed by virtue of being an Office Holder of the Company;

2.1.2.	reasonable litigation expenses, including attorney’s fees, expended by an Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

2.1.3.	reasonable costs of litigation, including attorneys’ fees, expended by an Office Holder or for which the Indemnitee has been charged by a court, in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was acquitted, or in a criminal offense for which the Indemnitee was convicted and for which a proof of criminal intent is not required.

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The above wording is based on the Hebrew-language provisions of the Companies Law and shall not be construed to limit the amount or scope of indemnification payable hereunder to the extent such payment is permitted by applicable law.

2.2.	The above indemnification shall apply to any act performed or failure to act by him/her in his/her capacity as an Office Holder of the Company or as the holder of any Position. In addition, to the extent permitted by applicable law, if the Indemnitee is, by reason of his or her position as a current or former Office Holder of the Company or holder of any Position, a witness in any proceeding to which he or she is not a party, the Indemnitee shall be indemnified and held harmless against all expenses actually and reasonably incurred by or on behalf of the Indemnitee in connection therewith.

2.3.	If so requested by Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee’s reasonable litigation expenses, including attorneys’ fees, with respect to which Indemnitee is entitled to be indemnified under Section ý2.1 above.

2.4.	The Company’s obligation to indemnify Indemnitee and advance expenses in accordance with this Agreement shall be for such period as Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the foregoing positions, whether or not Indemnitee is still serving in a Position (the “Indemnification Period”).

2.5.	Indemnitee shall fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of Indemnitee within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that Indemnitee will not be required to pay the same or to finance the same himself.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

3.1.	The Company’s indemnification for amounts covered in Section 2.1.1 above shall apply insofar as it results from, is in connection therewith or relation thereto, the Events described in Schedule A hereto. These are the events which, in the opinion of the Company’s board of directors, are foreseeable in light of the Company’s actual operations at the time of entering into this undertaking to indemnify. The indemnification amount payable by the Company under Section 2.1.1 of this Agreement in the aggregate to all persons whom it has undertaken to indemnify for the Events shall not exceed US $20 million, but shall be no greater than the amount of coverage available to the Company under the Company’s applicable liability insurance policy in effect at the time. The amounts set forth herein were determined by the Company’s board of directors as reasonable amounts considering the nature of the Events and the expected exposure to the Indemnitee.

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3.2.	If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid by the Company to or on behalf of the Indemnitee, unless Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, in which event Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed. In addition, in such event the Company shall not be obligated to indemnify or advance any additional amounts to Indemnitee, unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement.

3.3.	The Company undertakes that in the event of a Change in Control of the Company, the Company’s obligations under this Agreement shall continue to be in effect following such Change in Control, and the Company shall take all necessary action to ensure that the party acquiring control of the Company shall independently undertake to continue in effect such Agreement, to maintain the provisions of the Articles of Association allowing indemnification and to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.

4.	NO MODIFICATION

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

5.	SUBROGATION

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and take any actions which may be necessary to secure such rights, including the execution of such documents necessary to enable the Company to effectively bring suit to enforce such rights.

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6.	REIMBURSEMENT

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise received payment (under any insurance policy or otherwise) of the amounts indemnified hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or expense shall be repaid to the Company promptly upon receipt by Indemnitee, or in the alternative, the Company shall be entitled to payment directly from the insurer as reimbursement for indemnification of Indemnitee, all subject to the terms of the applicable insurance policy.

7.	EFFECTIVENESS

Subject to the receipt of all the required approvals in accordance with the Israeli Law, including the approvals of the audit committee, the Board of Directors and to the same extent required, by the shareholders of the Company, this Agreement shall be in full force and effect as of the date hereof.

8.	NOTIFICATION AND DEFENSE OF CLAIM

8.1.	Promptly after receipt by Indemnitee of notice of the commencement of any action, suit or proceeding which may give rise to an indemnity claim by Indemnitee under this Agreement, Indemnitee will promptly notify the Company in writing of the commencement hereof; but the failure so to notify the Company will not release the Company from any liability which it may have under this Agreement, except to the extent the Company is materially prejudiced by such failure. With respect to any such action, suit or proceeding of which Indemnitee notifies the Company, and without derogating from Section 2.1:

8.1.1.	The Company will be entitled to participate therein at its own expense; and

8.1.2.	Except as otherwise provided below, the Company (jointly with any other indemnifying party) will be entitled (but is not obligated) to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee. After notice from the Company to Indemnitee of its election to assume the defense thereof, the Company will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. In the event the Company has assumed the defense as provided herein, Indemnitee shall have the right to engage a separate counsel in such action, suit or proceeding at his/her expense. The Company, however, will bear the expense or indemnify the Indemnitee for the fees of such separate counsel in the following events: (i) the engagement of counsel by Indemnitee has been authorized by the Company in writing and in advance; or (ii) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action.

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8.2.	The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.	NON-EXCLUSIVITY

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he/she may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the Indemnification Period the rights of the then existing Office Holders are more favorable to such Office Holders than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights. To the extent that a change in Israeli law, whether by statute or judicial decision, permits greater indemnification or advancement of expenses than would be afforded currently under the Company’s Articles of Association or this Agreement, it is the intent of the parties hereto that the Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement derogate from the Company’s right to indemnify Indemnitee post factum for any amounts which Indemnitee may be obligated to pay as set forth in Section ý2 above without the limitations set forth in Section ý3.1 hereof.

10.	BINDING EFFECT

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs and personal and legal representatives. This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an Office Holder of the Company or of any other enterprise at the Company’s request.

11.	SEVERABILITY

The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

12.	GOVERNING LAW, JURISDICTION

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel Aviv in any action related to this Agreement.

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13.	ENTIRE AGREEMENT AND TERMINATION

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement. No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto. This Agreement replaces and cancels any preceding indemnity agreement that may have been entered into between Indemnitee and Company.

RiT TECHNOLOGIES LTD. By: —————————————— Name: Doron Zinger Title: CEO	OFFICE HOLDER By: —————————————— Name: Title:

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SCHEDULE A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company, including, without derogating from the generality of the foregoing, claims for breach of contract, breach of warranty or false representations

2.	Without derogating from the above, acts and omissions in connection with the sale and/or purchase of assets, shares and/or legal entities, including any investments, mergers and acquisitions

3.	Anti-competitive acts and acts of commercial wrongdoing

4.	Acts with respect to invasion of privacy including, without limitation, with respect to databases and acts with respect to slander

5.	Acts with respect to violation of copyrights, patents, trademarks, service marks, designs and any other intellectual property rights; Acts in connection with the intellectual property of the Company and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property

6.	Acts with respect to IT malfunctions or security breaches

7.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision

8.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business

9.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or Nasdaq rules and other claims relating to relationships with investors and the investment community

10.	Without derogating from the above, any claim in connection with the offering of the Company’s securities to the public or to private investors whether or not based on a prospectus and/or other disclosure document, and any other public filings made by the Company

11.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction

12.	Claims in connection with publishing or providing any information, including via press release, annual reports, proxy statements or any filings with governmental authorities, on behalf of the Company

13.	Violations of any law or regulation governing domestic and international trade in any jurisdiction, including, without limitation, export laws

14.	Claims in connection with employment relationships with Company’s or its subsidiaries’ employees, including, without limitations, claims for severance, unfair dismissal, harassment and discrimination

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15.	Acts or omissions in connection with the management and operation of the Company, including, without limitation, claims in connection with the Company’s relationship with suppliers, customers, distributors, resellers, subcontractors, lessors and lessees

16.	Without derogating from the above, acts and omissions in connection with the management and monitoring of the Company’s funds and assets

17.	Acts or omissions made pursuant to or in accordance with the policies and procedures of the Company, whether such policies and procedures are published or not

18.	Acts or omissions in connection with product liability, including, without limitation, the testing of products developed by the Company and/or in connection with the distribution, sale, license or use of such products

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